                                                                Exhibit (b)(1)
                                                                  CONFIDENTIAL


                               COMMITMENT LETTER



                                                                March 25, 1998


Sunbeam Corporation
1615 South Congress Avenue
Suite 200
Delray Beach, Florida 33445

Attention:

Dear Ladies and Gentlemen:

You have advised each of (i) Morgan Stanley Senior Funding, Inc. (together with its affiliates, "MSSF"), (ii) Bank of America NT&SA ("BANTSA") and BancAmerica Robertson Stephens ("BARS"; BARS and BANTSA are hereinafter referred to collectively or, if the context so requires, singularly as "BA") and (iii) First Union National Bank ("First Union Bank") and First Union Capital Markets, a division of Wheat First Securities, Inc. ("First Union Securities"; First Union Bank and First Union Securities are hereinafter collectively or, if the context so requires, singularly as "First Union") that Sunbeam Corporation ("Sunbeam") intends to acquire, directly or indirectly, through one or more wholly-owned subsidiaries (the "Acquisition"): (a) 100% of the capital stock of CLN Holdings Inc. and at least 82% of the capital stock of The Coleman Company, Inc. ("Coleman") (for Sunbeam stock and up to approximately $1.185 billion in cash and assumption of existing debt), (b) control of Signature Brands USA, Inc. ("Signature") (for up to approximately $250 million in cash and assumption of existing debt) and (c) control of First Alert, Inc. ("First Alert"; together with Coleman and Signature, the "Targets") (for up to approximately $175 million in cash and assumption of existing debt). You have indicated to MSSF, BA and First Union that you are seeking up to $2.0 billion in senior secured credit facilities (the "Senior Facilities") to finance the payment of the consideration for the Acquisition, to refinance existing indebtedness of Sunbeam and the Targets and their subsidiaries, to pay related fees and expenses and to finance the ongoing working capital and other general requirements of Sunbeam.

MSSF is pleased to offer to commit to provide 40% of the Senior Facilities, and each of BA and First Union is pleased to offer to commit to provide 30% of the Senior Facilities, in each case on the terms and conditions outlined herein and in the Summary of Terms and Conditions attached hereto (the "Term

Sheet"). The commitments of MSSF, BA and First Union hereunder are several and not joint.

Each of MSSF, BA and First Union reserve the right to terminate its obligations under the preceding paragraph if (i) the terms of the proposed transactions are changed from those described herein and in the Term Sheet in any respect determined by it to be material, (ii) any information submitted to it is inaccurate, incomplete or misleading in any respect determined by it to be material, (iii) any adverse change occurs in, or any additional information is disclosed to or discovered by it (including information and conclusions contained in any review or report required to be provided to it in connection herewith) which it deems materially adverse in respect of, the condition (financial and other), business, operations, assets, nature of assets, liabilities or prospects of Sunbeam, the Targets or any of their respective subsidiaries, the security for the Senior Facilities or the ability of Sunbeam or any Target to fulfill any of its obligations under the Senior Facilities in accordance with the terms thereof, (iv) any of the fees provided for in the Fee Letters dated the date hereof and delivered herewith (the "Fee Letters") are not paid when due, or (v) a material adverse change has occurred in financial, banking or capital markets after the date of delivery of this letter. In addition, from the date of acceptance of the offer set forth in this letter until the earlier of the signing of the definitive financing agreements and the termination of the commitments of MSSF, BA and First Union under this letter, you will ensure that no financing for the Borrowers or any of its subsidiaries or affiliates shall be syndicated or privately placed which, in the reasonable judgment of MSSF, BA or First Union would have a detrimental effect upon this transaction.

It is agreed that MSSF will act as Arranger and Syndication Agent (the "Syndication Agent"), that First Union will act as Administrative Agent and Co- Arranger (the "Administrative Agent"), and that BA will act as Documentation Agent and Co-Arranger (the "Documentation Agent"; together with the Syndication Agent and the Administrative Agent, the "Agents"), in each case in respect of the Senior Facilities. The Agents will syndicate the Senior Facilities to a group of financial institutions identified by the Agents in consultation with you. Upon any acceptance by the Agents of commitments of other lenders, the amount of the commitments of MSSF, BA and First Union will be reduced ratably by the amount of any such commitments so accepted. The Agents will, in consultation with you, manage all aspects of the syndication, including its timing, the selection of potential lenders, the acceptance and allocation of commitments and the amount and distribution of fees among lenders. In accordance with market practice, an Information Package containing relevant information concerning the

Senior Facilities, Sunbeam and the Targets will be provided, on a confidential basis, to potential lenders. The Agents shall be pleased to assist in the preparation of such a package. You agree to cooperate, and to cause the management of Sunbeam and the Targets to cooperate, with the Agents in effecting the syndication of the Senior Facilities, including, without limitation, participating in a reasonable number of lender group meetings held in connection with such syndication.

You hereby represent and covenant that (a) all information, other than (x) information of a general economic nature and (y) projections, pro forma financial statements, financial models and business plans (the "Projections"), concerning Sunbeam, the Targets or the Acquisition and the other transactions contemplated hereby that has been or will be made available to any of us by you or any of your representatives in connection with the transactions contemplated hereby, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to any of us by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You agree to supplement such information, including, without limitation, the Projections, from time to time so that the representations and warranties in the preceding sentence remain correct in all material respects until the closing date under the Senior Facilities. In arranging and syndicating the Senior Facilities, each of us will use and rely on such information, including, without limitation, the Projections, without independent verification thereof.

By your acceptance below, you hereby indemnify and hold harmless each of MSSF, BA and First Union and the other lenders and each of their respective directors, officers, employees, agents, attorneys, affiliates and controlling persons (each an "Indemnified Person") from and against any and all losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of, result from or in any way relate to this letter, the Term Sheet, the Fee Letters or the other transactions contemplated hereby or the providing or syndication of the Senior Facilities, and to reimburse each Indemnified Person, upon its demand, for any legal and/or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding out of which such expenses arise), other than any of the foregoing claimed by any Indemnified Person to the extent determined by a court of competent jurisdiction to have resulted directly and primarily from the gross negligence or willful misconduct of such Indemnified Person. None of MSSF, BA, First Union or any other lender shall be responsible or liable to Sunbeam, the Targets or any other person for consequential damages. In addition, you hereby agree to reimburse each of MSSF, BA and First Union from time to time upon demand for its reasonable out of pocket costs and expenses (including, without limitation, legal fees and expenses, appraisal, consultant and other professional fees, and printing, reproduction and document delivery costs) incurred in connection with the syndication of the Senior Facilities and the preparation, review, negotiation, execution and delivery of this letter, the Term Sheet, the Fee Letters, the definitive financing agreements and any other documents relating to the transactions contemplated hereby. Your obligations under this paragraph shall survive any termination of this letter and shall be effective regardless of whether definitive financing agreements are executed. If definitive financing agreements are executed, your obligations under this paragraph shall be superceded by the indemnification provisions in the definitive financing agreements.

You acknowledge that MSSF, BA or First Union may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your affiliates may have conflicting interests regarding the transactions described herein and otherwise. None of MSSF, BA and First Union will use confidential information obtained from you or any of your affiliates by virtue of the transactions contemplated by this letter or its other relationships with you and your affiliates in connection with the performance by it of services for other companies, and will not furnish any such information to other companies. You also acknowledge that none of MSSF, BA and First Union have any obligation to use in connection with the transactions contemplated by this letter, or to furnish to you or any of your affiliates, confidential information obtained from other companies.

This letter, the Term Sheet and the Fee Letters are delivered to you on the condition that they be kept confidential and not shown to or discussed with any third party (other than on a confidential and need to know basis with your counsel, board of directors, and your financial advisors, and except as required by applicable law) without the prior approval of each of MSSF, BA and First Union; provided that (i) this letter and the Term Sheet (but not the Fee Letters or the terms and substance thereof) may be disclosed to each of the Targets and its board of directors, officers, agents, advisors and employees directly involved in the consideration of this matter on a confidential basis and (ii) the foregoing restrictions shall cease to apply (except in respect of the Fee Letters and their terms and substance) after this letter has been accepted by you.

The offer of MSSF, BA and First Union set forth in this letter will terminate at 5:00 P.M. (New York City time) on March 25, 1998 unless you accept this letter and the Fee Letters at or prior to that time by signing and returning to MSSF, BA and First Union counterparts of this letter and the Fee Letters. Each of MSSF, BA and First Union reserves the right to terminate such offer at any time prior to your acceptance of this letter.


The commitments of MSSF, BA and First Union under this letter, if accepted by you, will in any event terminate at 5:00 P.M. (New York City time) on April 15, 1998, if the initial borrowings under the Senior Facilities shall not have occurred on or prior to such date.

This letter and the Fee Letters may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement, and this letter, the Term Sheet and the Fee Letters may not be assigned by you without the prior written consent of each of MSSF, BA and First Union and may not be amended or any provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto. This letter, the Term Sheet and the Fee Letters shall be governed by and construed in accordance with the law of the State of New York without reference to principles of conflicts of law.

If you are in agreement with the foregoing, please sign and return to the undersigned one copy of this letter.

Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.


BY: /s/ Michael A. Hart
------------------------
  Name:  Michael A. Hart
  Title: Principal

BANK OF AMERICA NT&SA


BY: /s/ Jay R. Allen
-------------------------------
   Name:  Jay R. Allen
   Title: Senior Vice President

BANCAMERICA ROBERTSON STEPHENS


BY: /s/ Robert Karen
------------------------
  Name:  Robert Karen
  Title: Vice President


FIRST UNION NATIONAL BANK



BY: /s/ Tom Molitor
-------------------------------
   Name:  Tom Molitor
   Title: Senior Vice President


FIRST UNION CAPITAL MARKETS,
 A DIVISION OF WHEAT FIRST SECURITIES, INC.


BY: /s/ Kimberley A. Quinn
-----------------------------
   Name:  Kimberley A. Quinn
   Title: Vice President

Accepted and agreed this
25th day of March, 1998

SUNBEAM CORPORATION


BY: /s/ Russell A. Kersh
-----------------------------------
   Name:  Russell A. Kersh
   Title: Vice Chairman, Executive Vice President
          & Chief Financial Officer

                                 CONFIDENTIAL




                               SENIOR FACILITIES
                        SUMMARY OF TERMS AND CONDITIONS
                    (Capitalized terms used and not defined
               herein have the meanings set forth in the letter
                       to which this summary is annexed)


Borrowers:                         Sunbeam Corporation ("Sunbeam") and its
                                   successors, The Coleman Company, Inc.
                                   ("Coleman"), Signature Brands USA, Inc.
                                   ("Signature") and First Alert, Inc. ("First
                                   Alert"). Upon the repayment, or assumption thereof by Sunbeam, of loans (and all other obligations relating thereto) made to any of Coleman, Signature or First Alert, such
                                   Borrower will be released from its
                                   obligations as a Borrower.

Guarantors:                        Sunbeam shall guarantee all obligations
                                   of Coleman, Signature and First Alert.
                                   Upon repayment of loans made to such
                                   entities or assumption thereof by
                                   Sunbeam, Sunbeam will be released from
                                   its guarantee. In addition, the Senior
                                   Facilities will be guaranteed by
                                   Subsidiaries of Sunbeam as set forth
                                   herein.

Syndication Agent &
Arranger:                          Morgan Stanley Senior Funding, Inc. ("MSSF").

Co-Arrangers:                      BancAmerica Robertson Stephens and First
                                   Union Capital Markets, a division of
                                   Wheat First Securities, Inc.

Lenders: MSSF, Bank of America NT&SA ("BA"), First Union National Bank ("First Union") and a group of financial institutions (collectively the "Lenders") acceptable to the Borrower and the Agents.

Documentation Agent:               BA

Administrative Agent:              First Union (together with the
                                   Syndication Agent and the Documentation
                                   Agent, the "Agents").

Purpose:                           To provide part of the financing required

                                   to consummate the Acquisition, to refinance certain existing indebtedness, to pay related fees and expenses, and to finance ongoing working capital, permitted acquisitions and other general requirements of the Borrowers.

Types and Amounts                  Revolving Credit Facility:
of Senior Facilities:              $600,000,000 revolving credit facility, with
                                   up to an amount to be determined available for letters of credit and multicurrency borrowings. The Lenders will agree to amend the Senior Credit Facilities to provide for a Competitive Bid feature following receipt of an investment grade rating with respect to Sunbeam's long-term debt or, if Sunbeam's long-term debt is not rated, upon achieving a leverage ratio at or below 2.0 to 1 for a specified period of time to be agreed.

                                   Term Loan A Facility:
                                   $900,000,000 delayed draw term loan
                                   facility, subject to reductions as set
                                   forth below.

                                   Term Loan B Facility:

                                   $500,000,000 term loan facility, subject to reductions as set forth below.

Initial Closing Date:              The date of the execution
                                   and delivery of definitive loan documents for the Senior Facilities, which shall occur on or before April 15, 1998 and shall be the date of consummation of the acquisition of control of Coleman.

Subsequent Closing                 The dates of consummation of the
Dates:                             acquisitions of Signature and
                                   First Alert and of the repayment of
                                   outstanding debt of Coleman, First Alert and Signature (together with the Initial
                                   Closing Date, each a "Closing Date").

Final Maturity:                    With respect to the Revolving
                                   Credit Facility and the Term Loan A
                                   Facility, seven years from the Initial
                                   Closing Date. With respect to the Term Loan
                                   B Facility, eight and a half years from the Initial Closing Date.


Amortization:                      Revolving Credit Facility: The revolving
                                   credit loans shall be repaid in full upon, and all letters of credit shall expire thirty days prior to, Final Maturity.

                                   Term Loan Facilities: The Term Loan A
                                   Facility shall be amortized in semi-annual installments to be determined. The Term Loan B Facility shall be amortized in semi-annual installments aggregating 1% per annum each of the first seven years, 63% in the eighth year and 30% in the last six months of this Facility.

Availability:                      Revolving Credit Facility:  Drawings may be
                                   made at any time from the Initial Closing
                                   Date to but excluding the Final Maturity of the Revolving Credit Facility.

                                   Term Loan Facilities: Drawings may be made under the Term Loan A Facility during an availability period to be agreed. A single drawing under the Term Loan B Facility may be made on the Closing Date relating to the acquisition of Signature and First Alert. Amounts prepaid or repaid may not be borrowed.

Interest:                          Base Rate and LIBOR loans will be available,
                                   as follows:

                                   A. Base Rate Option

                                   Interest shall be at the Base Rate of the Administrative Agent plus the applicable interest margin, payable quarterly in arrears. The Base Rate is defined as the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, or the prime commercial lending rate of the Administrative Agent (the "Prime Rate"), as announced from time to time at its head office. Interest will be calculated on the basis of the actual number of days elapsed in a year of 360 days; provided that interest at the Prime Rate will be calculated on the basis of a year of 365 or 366 days, as the case may be. Base Rate borrowings and repayments shall be made
                                   available on one business day's prior
                                   notice and shall be in minimum amounts to be agreed.

                                   B. LIBOR

                                   Interest shall be determined for periods
                                   (subject to availability to each Lender)
                                   ("Interest Periods") of one, three or six months (as selected by the Borrower) and shall be at an annual rate equal to the London Interbank Offered Rate ("LIBOR") for the corresponding deposits of U.S. Dollars plus the applicable interest margin. LIBOR will be determined by the Reference Lenders at the start of each Interest Period. Interest will be paid at the end of each Interest Period or quarterly, whichever is earlier, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory Regulation D reserve requirements (if any). LIBOR borrowings and repayments shall require three business days' prior notice and shall be in minimum amounts to be agreed.

Reference Lenders:                 A representative sample of Lenders will be
                                   selected as Reference Lenders to establish
                                   LIBOR.

Interest Margins:                  Initial margins under each of the Revolving
                                   Credit Facility and the Term Loan A
                                   Facility will be .25% for Base Rate loans and 1.50% for LIBOR loans. Initial margins under the Term Loan B Facility will be .75% for Base Rate loans and 2.00% for LIBOR
                                   Loans. Upon delivery of a compliance
                                   certificate for the first full fiscal
                                   quarter of Sunbeam ended after the Initial
                                   Closing Date (the "Grid Date"), margins
                                   will be determined in accordance with the attached Pricing Grid, based upon Sunbeam's consolidated total leverage ratio.

Default Interest:                  2.00% per annum in excess of the rate
                                   (including the applicable interest margin) otherwise applicable on any amount which is not paid when due.


Letter of Credit Fees:             For the account of each Lender, the
                                   applicable margin for LIBOR loans, less the fronting fee payable to the issuing bank;
                                   and, in each case for the account of the issuing bank, a fronting fee of 1/4% of and all other reasonable and customary fees.

Commitment Fees:                   Initially, 3/8% per annum on the daily
                                   aggregate unused amounts of the commitments under the Facilities (other than the Term
                                   Loan B Facility), payable to the
                                   Administrative Agent, for the account of the Lenders, from and after the Initial
                                   Closing Date; beginning on the Grid Date, rate to be determined in accordance with the attached Pricing Grid. Accrued commitment fees will be payable quarterly in arrears (calculated on a 360 day basis).

Mandatory Prepayments:             An amount equal to (i) 100% of the net
                                   proceeds in excess of $5,000,000 received from the sale or disposition of all or any part of any asset of Sunbeam or any of its subsidiaries (with exceptions, including
                                   (a) in the ordinary course of business and for reinvestment of up to $20,000,000 per year and (b) in connection with the rationalization of existing and acquired businesses up to an amount to be agreed),
                                   (ii) 100% of the net proceeds received from the issuance of debt (other than permitted debt, which shall include, without limitation, (a) the zero coupon convertible senior subordinated debentures due 2018 of Sunbeam, (b) up to $6,235,000 of general obligation bonds of Sunbeam Products, Inc,
                                   (c) up to $4,265,000 of Wayne County
                                   Development Bonds, (d) local currency loans to foreign subsidiaries, up to an aggregate principal amount to be agreed and (e) up to an amount to be agreed in connection with accounts receivable financing) by Sunbeam or any of its subsidiaries after the Initial Closing Date, (iii) in the event any tender for bonds of Sunbeam or the Targets in connection with the Acquisition
                                   ("Tendered Bonds") results in more than
                                   $1,000,000 of such Tendered Bonds remaining

                                   outstanding, an amount equal to the face amount of such Tendered Bonds remaining outstanding after consummation of such tender, (iv) 100% of all insurance recoveries or condemnation awards in excess of $5,000,000 not committed within 180 days toward repair or replacement of the damaged or condemned property or toward environmental remediation costs and (v) for each fiscal year of Sunbeam (beginning with the fiscal year ending in 1998), the Applicable Percentage of Excess Cash Flow (to be defined in a manner satisfactory to the Agents and Sunbeam) of Sunbeam and its subsidiaries, computed on the basis of its audited annual financial statements, shall be applied to repay without penalty or premium (except for LIBOR breakage costs, if any): first, a proportionate part of the outstanding loans under the Term Loan A Facility and, to the extent the Term Loan B Facility Lenders so elect, under the Term Loan B Facility and second (once all the Term Loan Facilities loans have been paid in full), to provide cash collateral for outstanding letters of credit under the Revolving Credit Facility. Term Loan Facilities prepayments shall be applied to reduce scheduled amortization payments pro rata across all maturities. The Applicable Percentage of Excess Cash Flow shall be 50% until the leverage ratio (to be defined in a manner satisfactory to Sunbeam and the Agents) is below a level to be determined, and 25% thereafter.

Voluntary Prepayments:             Permitted in whole or in part, with prior
                                   notice and without premium or penalty other than payment of LIBOR breakage costs (if any), subject to limitations as to minimum amounts (to be determined) of prepayments.
                                   Partial prepayments of the Term Loan
                                   Facilities are to be applied in a manner satisfactory to Sunbeam.

Voluntary Reduction of             Permitted in whole or in part upon three
Commitments:                       business days' prior notice, subject to
                                   minimum amounts to be agreed.

Security:                          The Senior Facilities, the guarantees
                                   referred to below and any interest rate

                                   protection provided by a Lender will be
                                   secured by perfected first priority (i)
                                   pledges of the stock of Sunbeam's direct and indirect subsidiaries (subject to limitations for tax purposes in the case of foreign subsidiaries), and security interests in all obligations owed to any Borrower from any of its direct or indirect subsidiaries, whether outstanding on the Initial Closing Date or made thereafter, and (ii) upon the request of the Requisite Lenders, security interests in and liens upon substantially all other assets (subject to exceptions, including for accounts receivables financing and for real property securing or permitted to secure industrial revenue bonds or other similar debt, up to amounts to be agreed) now or hereafter owned by Sunbeam and such subsidiaries, including, but not limited to, accounts receivable, inventory, general intangibles and real property of Sunbeam and such subsidiaries. Notwithstanding the foregoing, no pledge of stock of CLN Holdings, Coleman Worldwide, or Coleman or any Coleman subsidiary shall be created until the later of (i) consummation of the second-step Coleman merger and (ii) the redemption of the CLN Holdings notes and the Coleman Worldwide LYONs; no pledge of the stock of any of the Signature subsidiaries shall be created until the closing of the second-step Signature merger, and no pledge of the stock of any of the First Alert subsidiaries shall be created until the closing of the second-step First Alert merger.

Guarantees:                        The Senior Facilities will be guaranteed,
                                   on a joint and several basis, by all of
                                   Sunbeam's direct and indirect subsidiaries
                                   (subject to limitations for tax purposes in the case of foreign subsidiaries) and, with respect to loans made to Coleman, Signature and First Alert, by Sunbeam. Such guarantees will (i) if requested by the Agents, provide for a complete waiver by the guarantors thereunder of any rights to subrogation, reimbursement or indemnification, (ii) upon the request of the Requisite Lenders, be secured by
                                   substantially all assets owned by such
                                   guarantors and (iii) be limited to the
                                   largest amount that would not render the obligations subject to avoidance under applicable bankruptcy law. Notwithstanding the foregoing, no guarantee will be given by CLN Holdings, Coleman Worldwide, Coleman or any Coleman subsidiary until the later of the consummation of the second-step Coleman merger and the redemption of the CLN Holdings notes and the Coleman Worldwide LYON's; no guarantee will be given by Signature or any of its subsidiaries until the consummation of the second-step Signature merger, and no guarantee will be given by First Alert or any of its subsidiaries until the consummation of the second- step First Alert merger.

Documentation:                     The Senior Facilities will be subject to
                                   the negotiation, execution and delivery of a definitive credit agreement (including schedules, exhibits and ancillary documentation) and related security agreements, guarantees and other supporting documentation satisfactory to the Lenders.
                                   Such credit agreement will contain
                                   representations and warranties (including, without limitation, as to the absence of a material adverse change in the condition
                                   (financial or otherwise), assets, nature of assets, liabilities (including, without limitation, tax, ERISA and environmental liabilities) or prospects of Sunbeam and its subsidiaries taken as a whole), funding and yield protection provisions (including, without limitation, a requirement for compensation for the cost of compliance by the Lenders with capital adequacy and similar requirements), conditions precedent, covenants, events of default and other provisions determined by the Lenders to be appropriate for transactions of this type, including (without limitation) the following:

A.  Conditions Precedent:          Conditions precedent to the initial
                                   borrowings under the Senior Facilities will include (without limitation):

                         (i) The Lenders' review of and reasonable satisfaction with the structure and final terms and conditions of, and the documentation relating to, among other things, the Acquisition and the sale or purchase of any securities issued in connection therewith.

                         (ii) The Lenders' satisfaction with Sunbeam's projections and pro forma financial statements reflecting the forecasted financial condition, income and expenses of Sunbeam and its subsidiaries after giving effect to the Acquisition, the borrowings under the Senior Facilities, and the other transactions contemplated hereby, and the Lenders' satisfaction with the condition (financial or otherwise), operations, assets, nature of assets, management, liabilities and prospects of the Targets, Sunbeam and their subsidiaries.

                         (iii) The Lenders shall have completed their due diligence and be satisfied with such review, including, without limitation, with respect to (a) Sunbeam's tax assumptions,
                                   (b) the ownership, corporate,
                                   organizational and legal structure of
                                   Sunbeam and its subsidiaries, (c) the
                                   collateral available to secure the Senior
                                   Facilities, (d) the Targets' and Sunbeam's material contracts, including all material purchasing agreements, and (e) all indemnities in favor of the Targets and Sunbeam.

                         (iv) Simultaneously with the initial borrowing under the Senior Facilities, Sunbeam shall have (a) received net cash proceeds of at least $750 million from the issuance of zero coupon subordinated convertible notes, all on terms and conditions satisfactory to the Agents and (b) issued 14,099,749 shares of common stock as partial consideration for the acquisition of Coleman.

                         (v) All conditions to the acquisition of Coleman shall have been met or waived with the concurrence of the Lenders (not to be unreasonably withheld).

                         (vi) The Agents' and Lenders' review of and reasonable satisfaction with solvency certificates of officers of Sunbeam, supporting the conclusions that, after giving effect to the Acquisition, the borrowings under the Senior Facilities and the other transactions contemplated hereby, none of the entities liable to the Lenders is insolvent or will be rendered insolvent thereby, will be left with unreasonably small capital with which to engage in its business or will have incurred debts beyond its ability to pay such debts as they mature.

                         (vii) The Agents' satisfaction that (i) the borrowings under the Senior Facilities and the other funding for the Acquisition shall be in full compliance with all legal requirements, including (without limitation) Regulations G, T, U and X of the Board of Governors of the Federal Reserve System and (ii) all necessary and material licenses, permits and government and third party consents and approvals in connection with such borrowings and the Acquisition shall have been obtained and remain in effect.

                         (viii) Evidence reasonably satisfactory to the Agents of compliance with all applicable laws and regulations, including all applicable environmental laws and regulations, subject to exceptions which are deemed immaterial by the Agents.

                         (ix) The Lenders' review of and satisfaction with environmental risks (including the potential levels of environmental liabilities) with respect to the Targets, Sunbeam and their subsidiaries.

                         (x) The Agents' receipt of favorable legal opinions, including, without limitation, opinions of Borrowers' and sellers' counsel.

                         (xi)      The Agents' satisfaction with all
                                   litigation and proceedings against or
                                   affecting the Targets, Sunbeam and their subsidiaries deemed material by the Agents.


                         (xii) The Administrative Agent, for the benefit of Lenders, shall have a perfected, first priority security interest as required above under the heading "Security", supported by appropriate lien searches.

                         (xiii) All reasonable costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation payable to the Lenders or the Agents shall have been paid to the extent due.

                         (xiv) The Agents' review of and reasonable satisfaction with the form, scope and substance of a pro forma balance sheet (as of a date to be mutually agreed), reflecting the transactions contemplated hereby, of Sunbeam, prepared by an accounting firm acceptable to the Agents.

                         (xv) Concurrently with the initial funding of the Senior Facilities, the acquisition of control of Coleman shall be consummated.

                         The conditions to the funding of each subsequent extension of credit under the Senior Facilities shall include all conditions which are appropriate for this type of transaction, including, without limitation, the absence of a default or unmatured default and the restatement of all representations and warranties and, in the case of the borrowings under the Term Loan B Facility, consummation of the acquisition of control of Signature or First Alert, as the case may be, and conditions relevant to those acquisitions.

B.  Covenants:           Appropriate for this type of transaction, including,
                         without limitation:

                         (i) Financial and other information: certified quarterly and audited annual financial statements, annual budgets and such other reports and compliance certificates, all at Sunbeam's expense, as the Agents shall reasonably specify.

                         (ii) Limitation on dispositions of assets and changes of business and ownership.

                         (iii)     Limitations on mergers or acquisitions.


                         (iv) Capital expenditures not to exceed an amount to be agreed for each year during the term of the Senior Facilities.

                         (v) Limitations on restricted payments, including, without limitation, dividends, prepayments, repurchases and redemptions (with exceptions to include payment by Sunbeam of dividends consistent with past practice, so long as no default exists).

                         (vi) Limitation on indebtedness (including guarantees and other contingent obligations).

                         (vii)     Limitation on loans and investments.

                         (viii)    Negative pledge.

                         (ix) Limitation on transactions with affiliates (other than wholly-owned subsidiaries.

                         (x) Financial covenants to include maximum leverage ratio, minimum interest coverage ratio and minimum fixed charge coverage ratio.

                         (xi) No modifications of Acquisition agreements or other material documents which could reasonably be expected to materially and adversely affect the Lenders without the consent of the Requisite Lenders.

                         (xii) Maintenance of adequate and customary insurance coverage.

                         (xiii) Compliance with all applicable laws and regulations, including, without limitation, environmental matters, taxation and ERISA, except where failure to do so, individually or in the aggregate could not reasonably be expected to materially and adversely affect the Lenders.

                         (xiv) An interest rate protection program acceptable to the Agents shall be in place not later than 60 days after the Initial Closing Date.


C. Events of Default:              Appropriate for this type of transaction,
                                   including (without limitation) nonpayment, misrepresentation, breach of covenant, cross-defaults, bankruptcy, ERISA, judgments, collateral and change of ownership or control.

Assignments and                    Each Lender may assign all or a portion of
Participation:                     its loans and commitments under any of the
                                   Senior Facilities, or sell participations therein, to another person or persons provided that (i) each such assignment shall be in a minimum amount equal to $5,000,000 (or, if less, shall be of all of such Lender's loans and commitments) and shall be subject to such limitations as may be established by the Arranger (including, without limitation, (x) assignment fees in the amount of $3,000 to be paid by the respective assignor or assignee to the Administrative Agent, provided that such fees shall be reduced to $1,500 in the case of an assignment to an existing Lender and shall be reduced to $0 in the case of an assignment to an affiliate of the respective Lender, and (y) the consent of the Agents and, after the Agents have notified Sunbeam that primary syndication of the Senior Facilities has been completed, Sunbeam, in each case not to be unreasonably withheld or delayed) and (ii) no purchaser of a participation shall have the right to exercise or cause the selling
                                   Lender to exercise voting rights in respect of the Senior Facilities (except as to certain basic issues). The Senior
                                   Facilities shall provide for a mechanism which will allow for each assignee to become a direct signatory thereto and will relieve the assigning Lender of its obligations with respect to the assigned portion of its loans and commitments.
                                   During primary syndication, no assignment fees will be charged and the Agents will consult with Sunbeam concerning the identity of the syndicate members.

Expenses:                          Sunbeam shall reimburse the Agents for all
                                   "out of pocket" expenses, including, but not limited to, legal fees incurred by the Agents in negotiation, syndication, and execution of the Senior Facilities and fees payable by the Agents to third parties in connection with the satisfaction of the conditions precedent referred to above.

Indemnification:                   As specified in the Commitment Letter (with
                                   appropriate additions and other
                                   modifications for inclusion in the
                                   definitive financing agreements).

Requisite Lenders:                 Lenders holding 51% of total commitments or
                                   exposure under the Senior Facilities.

Governing Law:                     The law of the State of New York.
                                   Each party to the credit documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in the City of New
                                   York.

Agents' New York                   Davis Polk & Wardwell.
Counsel:

                       SUNBEAM SENIOR CREDIT FACILITIES


                                 Pricing Grid


                         Revolving Credit Facility and Term Loan A Facility
     Consolidated Total                       Interest Margins                      Letter of               Commitment
       Leverage Ratio                    LIBOR                Base Rate            Credit Fees               Fee Rate
       --------------                    -----                ---------            -----------               --------
greater than 5.25 to 1.0                 1.750%                 0.500%                1.500%                   .500%
greater than 4.75 to 1.0                 1.500%                 0.250%                1.250%                   .375%
greater than 4.25 to 1.0                 1.250%                 0%                    1.000%                   .375%
greater than 3.75 to 1.0                 1.125%                 0%                    1.000%                   .300%
greater than 3.25 to 1.0                 1.000%                 0%                    0.750%                   .300%

greater than 2.75 to 1.0                 0.750%                 0%                    0.500%                   .250%
less than
 or equal to 2.75 to 1.0                 0.625%                 0%                    0.500%                   .200%





                                         Term Loan B Facility
     Consolidated Total                    Interest Margins
       Leverage Ratio                LIBOR            Base Rate
       --------------                -----            ---------

greater than 5.25:1                  2.000%            .750%
greater than 3.75:1                  1.750%            .500%
less than
or equal to  3.75:1                  1.500%            .250%